SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                            Manitowoc Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   563571108
                                 (CUSIP Number)

                               December 31, 2000
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ X ] Rule 13d-1(b)
     [   ] Rule 13d-1(c)
     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)



CUSIP No. 563571108
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(1) Names of reporting persons
    I.R.S. Identification Nos. of above
persons (entities only)

     Associated Banc-Corp                                39-1098068
     Associated Trust Company, National Association      39-1564826
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(2) Check the Appropriate Box if a                      (a)     X
member of a group
                                                      -----------------------
          (see instructions)                            (b)
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(3) SEC use only

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(4) Citizenship or place of organization

     Associated Banc-Corp - Wisconsin Corporation
     Associated Trust Company, National Association - Federally Chartered
       Trust Company Bank
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Number of shares beneficially owned by each reporting person with:

  (5) Sole Voting Power
        Associated Banc-Corp -                           1,603,766
        Associated Trust Company, National Association - 1,603,766
  (6) Shared Voting Power
        Associated Banc-Corp -                               3,534
        Associated Trust Company, National Association -     3,534
  (7) Sole Dispositive Power
        Associated Banc-Corp -                             131,091
        Associated Trust Company, National Association -   131,091
  (8) Shared Dispositive Power
        Associated Banc-Corp -                              57,993
        Associated Trust Company, National Association -    57,993
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(9) Aggregate amount beneficially owned
by each reporting person
      Associated Banc-Corp -                             1,624,399
      Associated Trust Company, National Association -   1,624,399
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(10) Check if the  aggregate  amount in Row (9)  excludes  certain  shares  (see instructions).
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(11) Percent of class represented by
amount in Row (9).
     Associated Banc-Corp -                           6.59%
     Associated Trust Company, National Association - 6.59%
-----------------------------------------------------------------------------
(12) Type of Reporting Person (see instructions).
     Associated Banc-Corp - HC
     Associated Trust Company, National Association - BK
-----------------------------------------------------------------------------



Item 1(a) Name of Issuer:                        Manitowoc Company Inc.

Item 1(b) Address of Issuer's Principal          500 South 16th Street, Ste. B
          Executive Offices:                     Manitowoc, WI  54221


Item 2(a) Name of Person Filing:                 Associated Banc-Corp
                                                 Associated Trust Company,
                                                   National Association

Item 2(b) Address or Principal Business Office
           or if none, residence:                1200 Hansen Road
                                                 Green Bay, WI 54304

Item 2(c) Citizenship: Associated Banc-Corp - Wisconsin Corporation
                       Associated Trust Company, National Association -
                         Federally Chartered Trust Company Bank

Item 2(d) Title of Class of Securities: Common Stock, Par Value $0.01

Item 2(e) CUSIP Number: 045487105

Item 3 If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under Section 15 of the Act
               (15 U.S.C. 78o).
       (b) [x] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act
               (15 U.S.C. 78c).
       (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e) [ ] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
       (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
       (g) [x] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.c. 80a-3);
       (j) [x] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:
    1. Associated Banc-Corp                                      1,624,399
    2. Associated Trust Company, National Association            1,624,399

(b) Percent of Class:
    1. Associated Banc-Corp                                           6.59%
    2. Associated Trust Company, National Association                 6.59%

(c) Number of shares as to which such person has:
    ( i) sole power to vote or to direct the vote:
         1. Associated Banc-Corp                                  1,603,766
         2. Associated Trust Company, National Association        1,603,766
    ( ii) shared power to vote or to direct the vote:
         1. Associated Banc-Corp                                      3,534
         2. Associated Trust Company, National Association            3,534
    (iii) sole power to dispose or to direct the disposition of:
         1. Associated Banc-Corp                                    131,091
         2. Associated Trust Company, National Association          131,091
    ( iv) shared power to dispose or to direct the disposition of:
         1. Associated Banc-Corp                                     57,993
         2. Associated Trust Company, National Association           57,993

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund, or endowment fund is not required.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     The parent holding company owns all the shares of a number of constituent corporations, including Associated Trust Company, National Association ("ATC"). ATC is a banking institution and is subject to the supervision of the Comptroller of the Currency.

Item 8. Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under
Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

     Schedule 13G is being filed by a group comprised of Associated Banc-Corp and Associated Trust Company, National Association. Associated Banc-Corp is a parent holding company of banking institutions and Associated Trust Company, National Association, is a banking institution. By signing Schedule 13G to which this is an exhibit, all institutions agree to file as a group and pursuant to Rule 13d-1(f)(1) as well; although they may not in fact constitute a group pursuant to Section 13d(3)of the Securities Exchange Act.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 8, 2001

ASSOCIATED BANC-CORP:



By:     /s/Brian R. Bodager
Brian R. Bodager
Chief Administrative Officer,
General Counsel and Corporate Secretary


ASSOCIATED TRUST COMPANY,
NATIONAL ASSOCIATION



By:     /s/Mark J. McMullen
Mark J. McMullen
Chairman and Chief Executive Officer